Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. was held on July 29, 2000.

The following individuals were elected directors and all were in office at September 30, 2000:

Paul H. Broyhill
E. D. Beach
James T. Broyhill
William E. Cooper
Lawrence Z. Crockett
Willard A. Gortner
Harry Heltzer
Allene B. Heilman
Gene A. Hoots
Michael G. Landry
L. Glenn Orr, Jr.
Dolph W. von Arx

The shareholders approved an amendment to the Corporation's Investment Advisory Agreement with IBJ Whitehall Bank & Trust Company to adjust the advisory fee rate with 4,750,945 affirmative votes, 0 negative votes and 0 votes abstaining.

The shareholders approved an amendment to the Corporation's Investment Advisory Agreement with IBJ Whitehall Bank & Trust Company to remove the limitation on the maximum amount of assets IBJ Whitehall is authorized to manage with 4,750,945 affirmative votes, 0 negative votes and 0 votes abstaining.

The firm of Deloitte & Touche was approved as auditors for the year ending March 31, 2001 with 4,750,945 affirmative votes, 0 negative votes and 0 votes abstaining.

Approved all actions of the Board of Directors for the fiscal year ended March 31, 2000 with 4,750,945 affirmative votes, 0 negative votes and 0 abstaining votes.